Carolina Financial Corporation

288 Meeting Street

Charleston, South Carolina 29401

August 29, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention:	Dietrich A. King
Assistant Director
Office of Financial Services

Re:	Carolina Financial Corporation (the “Registrant”)
Registration Statement on Form S-4 (File No. 333-219886)

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), the Registrant hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 5:00 p.m., Eastern Time, on Wednesday, August 30, 2017, or as soon thereafter as possible.

The Staff should feel free to contact B.T. Atkinson of Nelson Mullins Riley & Scarborough LLP, the Registrant’s legal counsel, at (704) 417-3039 with any questions or comments.

Sincerely,

Carolina Financial Corporation

By:	/s/ William A. Gehman
William A. Gehman
Executive Vice President & Chief Financial Officer